# DSM Press Release

DSM

...e Netherlands
...(31) 45 5740680



62E

Heerlen (NL), 15 December 2006



## Repurchase and cancellation of shares

Royal DSM N.V. has repurchased 241,180 of its own shares in the period from 7 December 2006 up to and including 11 December 2006 at an average price of EUR 36.28. The consideration of this repurchase was EUR 8.8 million.

To date the number of shares repurchased under this program has reached in total a number of 6,700,000 shares for a total consideration of EUR 242.1 million. As was announced in the press release of 27 September 2006 this concludes the first phase of the share buy-back program. During the remainder of 2006 no further shares will be bought back under this program. DSM will resume the program in the course of 2007. The total program will be EUR 750 million. In due course DSM will inform the market, when share repurchases in the framework of this program are resumed.

As resolved in the Annual General Meeting of Shareholders, held on 29 March 2006, the shares that are bought back thus far will be cancelled and today the required process to cancel these shares is initiated.

**DSM**

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of over EUR 8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa and the Americas. More information about DSM can be found at www.dsm.com.



**For more information:**

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

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**Forward-looking statements**

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.